Issuer Free Writing Prospectus Filed Pursuant to Rule 433
Registration Statement No. 333-160018

American Express Credit Corporation
$2,000,000,000

2.750% Fixed Rate 5-Year Senior Notes Due September 15, 2015

Terms and Conditions
Issuer:	American Express Credit Corporation
Expected Ratings[1] :	A2/BBB+/A+ (Stable/Stable/Stable) (Moody’s/S&P/Fitch)
Security Type:	Medium Term Senior Notes, Series D
Trade Date:	September 08, 2010
Settlement Date:	September 13, 2010 (T+3 days)
Maturity:	September 15, 2015
Par Amount:	$2,000,000,000
Benchmark Treasury:	1.250% due August 31, 2015
Benchmark Treasury Price and Yield:	99-02; 1.446%
Re-offer Spread to Benchmark:	+143 bps
Re-offer Yield:	2.876%
Coupon:	2.750%
Public Offering Price:	99.416%
Underwriters’ Commission:	0.35%
Net Proceeds:	$1,981,320,000 (before expenses)
Interest Payment Dates:	Interest on the notes is payable on the 15th of each September and March, beginning March
15th, 2011. If the interest payment date falls on a day that is not a Business Day, interest will be paid on the next succeeding Business Day.
Day Count:	30 / 360, Following unadjusted
Redemption:	The notes may not be redeemed prior to maturity
Listing:	The notes will not be listed on any exchange
Minimum Denominations / Multiples:	Minimum denominations of $2,000 and integral multiples of $1,000 in excess thereof
CUSIP:	0258M0DA4
ISIN:	US0258M0DA41
Joint Book-Running Managers:	Citigroup Global Markets Inc.
Deutsche Bank Securities Inc.
Goldman, Sachs & Co.
RBS Securities Inc.
Co-Managers:	BNP Paribas Securities Corp.
Credit Suisse Securities (USA) LLC
Mitsubishi UFJ Securities (USA), Inc.
Wells Fargo Securities, LLC
Junior Co-Managers:	BNY Mellon Capital Markets, Inc.
CastleOak Securities, L.P.
The Williams Capital Group, L.P.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling, Citigroup Global Markets Inc. at 1-877-858-5407, Deutsche Bank Securities, Inc. at 1-800-503-4611, Goldman, Sachs & Co. at 1-866-471-2526 or RBS Securities Inc. at 1-866-884-2071.

1 An explanation of the significance of ratings may be obtained from the rating agencies. Generally, rating agencies base their ratings on such material and information, and such of their own investigations, studies and assumptions, as they deem appropriate. The rating of the notes should be evaluated independently from similar ratings of other securities. A credit rating of a security is not a recommendation to buy, sell or hold securities and may be subject to review, revision, suspension, reduction or withdrawal at any time by the assigning rating agency.